UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTION “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2021).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Masahiko Tsutsui
	Name:	Masahiko Tsutsui
	Title:	General Manager, Financial Accounting Dept.

Date:        November 13, 2020

Sumitomo Mitsui Financial Group, Inc. Consolidated Financial Results for the Six Months Ended September 30, 2020 <Under Japanese GAAP>	November 13, 2020

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: https://www.smfg.co.jp/english/

President: Jun Ohta

Quarterly Securities Report (Shihanki hokokusho) issuing date: November 27, 2020

Dividend payment date: December 3, 2020

Investors meeting presentation for quarterly financial results: Scheduled

Note: Amounts less than one million yen have been rounded down.

  1. Consolidated financial results (for the six months ended September 30, 2020)

   (1) Operating results

	(Millions of yen, except per share data and percentages)
	Ordinary income		Ordinary profit		Profit attributable to owners of parent
Six months ended September 30, 2020	¥ 1,949,441	(17.0)%	¥346,294	(38.0)%	¥ 270,130	(37.5)%

Six months ended September 30, 2019	2,348,511	(4.3)	558,359	(17.9)	431,955	(8.6)

Notes:	1.	Comprehensive income:
		(a) for the six months ended September 30, 2020: ¥690,749 million [ 70.3%]
		(b) for the six months ended September 30, 2019: ¥405,581 million [(24.3)%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.

	Earnings per share	Earnings per share (Diluted)
Six months ended September 30, 2020	¥ 197.17	¥ 197.08

Six months ended September 30, 2019	312.84	312.64

   (2) Financial position

	(Millions of yen, except percentages)
	Total assets	Net assets	Net Assets ratio
As of September 30, 2020	¥ 225,757,919	¥ 11,299,671	5.0%

As of March 31, 2020	219,863,518	10,784,903	4.9

Notes:	1.	Stockholders’ equity:
		(a) as of September 30, 2020: ¥11,232,628 million (b) as of March 31, 2020: ¥10,719,969 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – non-controlling interests) / total assets} X 100

  2. Dividends on common stock

(Yen)

	Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2020	¥ —	¥90.00	¥ —	¥ 100.00	¥190.00
Fiscal year ending March 31, 2021	—	95.00
Fiscal year ending March 31, 2021 (Forecast)			—	95.00	190.00

Note:	Dividend forecast remains unchanged.

  3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2021)

(Millions of yen, except per share data and percentage)

	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2021	¥400,000	(43.2)%	¥291.87

Notes:	1.	Earnings forecast remains unchanged.
	2.	Percentage shown in profit attributable to owners of parent is the increase (decrease) from the previous fiscal year.
	3.	Forecasted earnings per share is calculated by dividing forecasted profit attributable to owners of parent by the number of issued common stocks (excluding treasury stocks) as of September 30, 2020.

* Notes

 (1) There were no changes in material consolidated subsidiaries in the period.

 (2) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	: Yes

(b) Changes in accounting policies due to reasons other than above (a)	: Yes

(c) Changes in accounting estimates	: No

(d) Restatements	: No

      Note: For more details, see page 2 “1. Matters related to summary information (Notes).”

 (3) Number of shares issued (common stock)

	As of September 30, 2020	As of March 31, 2020
(a) Number of shares issued (including treasury stocks)	1,374,040,061 shares	1,373,171,556 shares
(b) Number of treasury stocks	3,570,796 shares	3,645,043 shares

	Six months ended September 30, 2020	Six months ended September 30, 2019
(c) Average number of shares issued in the period	1,370,017,393 shares	1,380,757,323 shares

(Summary of financial information on a non-consolidated basis)

Non-consolidated financial results (for the six months ended September 30, 2020)

(1) Operating results	(Millions of yen, except per share data and percentages)

	Operating income		Operating profit		Ordinary profit		Net income

Six months ended

September 30, 2020	¥ 165,121	(35.5)%	¥ 70,024	(56.7)%	¥ 65,399	(58.0)%	¥ 67,343	(57.7)%

September 30, 2019	255,818	7.7	161,698	5.2	155,724	3.6	159,337	3.2

	Earnings per share

Six months ended

September 30, 2020	¥ 49.16

September 30, 2019	115.40
Note:	Percentages shown in operating income, operating profit, ordinary profit and net income are the increase (decrease) from the same period in the previous year.

(2) Financial position	(Millions of yen, except percentages)

	Total assets	Net assets	Net assets ratio
As of September 30, 2020	¥ 14,646,477	¥ 5,899,262	40.3%

As of March 31, 2020	14,225,470	5,966,267	41.9
Note:	Stockholders’ equity:
(a) as of September 30, 2020: ¥5,897,453 million (b) as of March 31, 2020: ¥5,964,203 million

Note on interim audit procedures:

This report is out of the scope of the interim audit procedures.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial results for the six months ended September 30, 2020 supplementary information

Sumitomo Mitsui Financial Group, Inc.

1. Matters related to summary information (Notes)

(1) Changes in accounting policies due to application of new or revised accounting standards

Accounting Standard etc. for Fair Value Measurement

The Company applies “Accounting Standard for Fair Value Measurement” (ASBJ Statement No.30, July 4, 2019) and “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, July 4, 2019) from the beginning of the period for the six months ended September 30, 2020.

Due to the application, the measurement of the fair value of stocks with market price (including foreign stocks, hereinafter the same) in other securities is changed from the fair value method based on their average prices during the final month of fiscal year to the fair value method based on their fiscal year-end market prices. Derivative transactions are carried at fair value reflecting one’s own credit risks and counterparty’s credit risks etc.

As for stocks with market price, in accordance with transitional treatment stipulated in Item 19 of “Accounting standards for fair value measurement” and Item 44-2 of “Accounting standard for financial instrument,” (ASBJ Statement No.10, July 4, 2019) the Company has applied new accounting policies since the beginning of the period for the six months ended September 30, 2020. As for fair value of derivative transactions, in accordance with transitional treatment stipulated in Item 20 of Accounting standards for fair value measurement, the cumulative effects are adjusted to “Retained earnings” of the beginning of the period for the six months ended September 30, 2020, in the case that the new accounting policy is retroactively applied previous to the beginning of the period for the six months ended September 30, 2020.

As a result, “Trading assets” decreased by ¥66,010 million, “Other assets” decreased by ¥29,768 million, “Deferred tax assets” increased by ¥2,306 million, “Trading liabilities” decreased by ¥21,557 million, “Other liabilities” decreased by ¥14,495 million, “Deferred tax liabilities” decreased by ¥15,570 million, and “Retained earnings” decreased by ¥41,849 million at the beginning of the period for the six months ended September 30, 2020.

(2) Changes in accounting policies due to reasons other than above (1)

Changes in Recognition of installment-sales-related income and installment-sales-related expenses

As for recognition of installment-sales-related income and installment-sales-related expenses, Sumitomo Mitsui Finance and Leasing Company, Limited (Hereinafter, “SMFL”), which conducts leasing business, had been applying a method for which installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full period of the installment sales in accordance with “Implementation Guidance on Accounting Standards for Leasing Transactions” (ASBJ Guidance No.16, March 25, 2011). However, from the beginning of the period for the six months ended September 30, 2020, the net amount, which is calculated by deducting installment-sales-related expenses from installment-sales-related income, is recorded as “Interest on deferred payment.”

The change is made to properly reflect the fund transaction under the financial type installment-sales transactions on the consolidated financial statements due to SMFL became an equity method affiliate and other reasons.

These changes in accounting policies are applied retroactively, and therefore the interim consolidated financial statements for the six months ended September 30, 2019 and the consolidated financial statements for the fiscal year ended March 31, 2020 reflect the retroactive application. As a result, comparing before and after the retroactive application, “Ordinary income”, “Ordinary expenses”, and “Other operating expenses” decreased by ¥359,162 million respectively, “Interest income” increased by ¥16,995 million, and “Other operating income” decreased by ¥376,157 million, and there are no effects on “Ordinary profit”, “Income before income taxes”, “Profit” and “Profit attributable to owners of parent” for the six months ended September 30, 2019. There is also no cumulative effect on “Net assets” at the beginning of the fiscal year ended March 31, 2020.

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated financial statements

    (1) Consolidated balance sheets

	Millions of yen
	March 31, 2020	September 30, 2020

Assets:
Cash and due from banks	¥ 61,768,573	¥ 68,474,446
Call loans and bills bought	896,739	2,346,355
Receivables under resale agreements	8,753,816	3,982,086
Receivables under securities borrowing transactions	5,005,103	5,186,289
Monetary claims bought	4,559,429	4,097,203
Trading assets	7,361,253	6,649,870
Money held in trust	353	333
Securities	27,128,751	29,190,464
Loans and bills discounted	82,517,609	84,516,005
Foreign exchanges	2,063,284	2,097,207
Lease receivables and investment assets	219,733	226,046
Other assets	8,298,393	7,958,448
Tangible fixed assets	1,450,323	1,426,529
Intangible fixed assets	753,579	748,040
Net defined benefit asset	230,573	374,032
Deferred tax assets	26,314	28,265
Customers’ liabilities for acceptances and guarantees	9,308,882	9,020,388
Reserve for possible loan losses	(479,197)	(564,094)

Total assets	¥ 219,863,518	¥ 225,757,919

Liabilities:
Deposits	¥ 127,042,217	¥ 137,912,817
Negotiable certificates of deposit	10,180,435	10,237,691
Call money and bills sold	3,740,539	1,240,692
Payables under repurchase agreements	13,237,913	10,925,007
Payables under securities lending transactions	2,385,607	2,293,249
Commercial paper	1,409,249	1,895,452
Trading liabilities	6,084,528	5,465,919
Borrowed money	15,210,894	16,011,392
Foreign exchanges	1,461,308	1,003,624
Short-term bonds	379,000	727,000
Bonds	9,235,639	9,204,155
Due to trust account	1,811,355	1,967,293
Other liabilities	7,011,967	5,840,581
Reserve for employee bonuses	73,868	54,133
Reserve for executive bonuses	3,362	—
Net defined benefit liability	35,777	35,323
Reserve for executive retirement benefits	1,270	966
Reserve for point service program	26,576	26,382
Reserve for reimbursement of deposits	4,687	2,097
Reserve for losses on interest repayment	142,890	126,107
Reserves under the special laws	3,145	3,467
Deferred tax liabilities	257,384	434,457
Deferred tax liabilities for land revaluation	30,111	30,047
Acceptances and guarantees	9,308,882	9,020,388

Total liabilities	209,078,615	214,458,248

Net assets:
Capital stock	2,339,964	2,341,274
Capital surplus	692,003	693,098
Retained earnings	6,336,311	6,427,428
Treasury stock	(13,983)	(13,693)

Total stockholders’ equity	9,354,296	9,448,109

Net unrealized gains (losses) on other securities	1,371,407	1,729,972
Net deferred gains (losses) on hedges	82,257	105,603
Land revaluation excess	36,878	37,056
Foreign currency translation adjustments	(32,839)	(87,545)
Accumulated remeasurements of defined benefit plans	(92,030)	(568)

Total accumulated other comprehensive income	1,365,673	1,784,519

Stock acquisition rights	2,064	1,808
Non-controlling interests	62,869	65,234

Total net assets	10,784,903	11,299,671

Total liabilities and net assets	¥ 219,863,518	¥ 225,757,919

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated statements of income and consolidated statements of comprehensive income

    (Consolidated statements of income)

	Millions of yen
Six months ended September 30	2019	2020
Ordinary income	¥2,348,511	¥1,949,441
Interest income	1,285,393	947,734
Interest on loans and discounts	884,363	699,690
Interest and dividends on securities	166,523	136,896
Trust fees	2,129	2,253
Fees and commissions	624,407	598,328
Trading income	120,456	139,797
Other operating income	182,318	180,705
Other income	133,805	80,622
Ordinary expenses	1,790,151	1,603,146
Interest expenses	639,380	315,673
Interest on deposits	245,911	89,975
Fees and commissions payments	104,837	99,807
Trading losses	—	462
Other operating expenses	87,283	75,502
General and administrative expenses	858,710	836,421
Other expenses	99,938	275,278
Ordinary profit	558,359	346,294
Extraordinary gains	22,815	407
Extraordinary losses	2,196	4,767
Income before income taxes	578,978	341,934
Income taxes-current	104,493	87,704
Income taxes-deferred	31,167	(16,322)
Income taxes	135,661	71,381
Profit	443,317	270,553
Profit attributable to non-controlling interests	11,361	422
Profit attributable to owners of parent	¥431,955	¥270,130

(Consolidated statements of comprehensive income)
	Millions of yen
Six months ended September 30	2019	2020
Profit	¥443,317	¥270,553
Other comprehensive income	(37,735)	420,195
Net unrealized gains (losses) on other securities	(28,523)	358,489
Net deferred gains (losses) on hedges	77,273	24,261
Foreign currency translation adjustments	(72,635)	(52,920)
Remeasurements of defined benefit plans	2,015	91,672
Share of other comprehensive income of affiliates	(15,865)	(1,307)
Total comprehensive income	405,581	690,749
Comprehensive income attributable to owners of parent	393,666	688,797
Comprehensive income attributable to non-controlling interests	11,915	1,951

Sumitomo Mitsui Financial Group, Inc.

(3) Consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2019	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total

Balance at the beginning of the period	¥2,339,443	¥739,047	¥5,992,247	¥(16,302)	¥9,054,436
Changes in the period
Issuance of new stock	521	521			1,043
Cash dividends			(132,582)		(132,582)
Profit attributable to owners of parent			431,955		431,955
Purchase of treasury stock				(100,039)	(100,039)
Disposal of treasury stock		(148)		478	330
Cancellation of treasury stock		(101,673)		101,673	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(47,584)			(47,584)
Decrease due to decrease in subsidiaries			(945)		(945)
Reversal of land revaluation excess			91		91
Transfer from retained earnings to capital surplus		101,821	(101,821)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	521	(47,062)	196,698	2,112	152,269

Balance at the end of the period	¥2,339,964	¥691,985	¥6,188,945	¥(14,189)	¥9,206,705

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2019	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total

Balance at the beginning of the period	¥1,688,852	¥(54,650)	¥36,547	¥50,379	¥(7,244)	¥1,713,884
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	(26,024)	62,618	(91)	(77,467)	2,583	(38,381)

Net changes in the period	(26,024)	62,618	(91)	(77,467)	2,583	(38,381)

Balance at the end of the period	¥1,662,827	¥7,968	¥36,456	¥(27,087)	¥(4,661)	¥1,675,503

	Millions of yen
Six months ended September 30, 2019	Stock acquisition rights	Non- controlling interests	Total net assets

Balance at the beginning of the period	¥4,750	¥678,540	¥11,451,611
Changes in the period
Issuance of new stock			1,043
Cash dividends			(132,582)
Profit attributable to owners of parent			431,955
Purchase of treasury stock			(100,039)
Disposal of treasury stock			330
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(47,584)
Decrease due to decrease in subsidiaries			(945)
Reversal of land revaluation excess			91
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(684)	(350,990)	(390,056)

Net changes in the period	(684)	(350,990)	(237,786)

Balance at the end of the period	¥4,065	¥327,550	¥11,213,825

Sumitomo Mitsui Financial Group, Inc.

(Continued)

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2020	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total

Balance at the beginning of the period	¥2,339,964	¥692,003	¥6,336,311	¥(13,983)	¥9,354,296
Cumulative effects of changes in accounting policies			(41,849)		(41,849)
Restated balance	2,339,964	692,003	6,294,462	(13,983)	9,312,447
Changes in the period
Issuance of new stock	1,309	1,308			2,618
Cash dividends			(136,952)		(136,952)
Profit attributable to owners of parent			270,130		270,130
Purchase of treasury stock				(21)	(21)
Disposal of treasury stock		(50)		311	261
Changes in shareholders’ interest due to transaction with non-controlling interests		(213)			(213)
Reversal of land revaluation excess			(161)		(161)
Transfer from retained earnings to capital surplus		50	(50)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	1,309	1,095	132,966	290	135,661

Balance at the end of the period	¥2,341,274	¥693,098	¥6,427,428	¥(13,693)	¥9,448,109

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2020	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total

Balance at the beginning of the period	¥1,371,407	¥82,257	¥36,878	¥(32,839)	¥(92,030)	¥1,365,673
Cumulative effects of changes in accounting policies
Restated balance	1,371,407	82,257	36,878	(32,839)	(92,030)	1,365,673
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	358,565	23,346	177	(54,706)	91,461	418,845

Net changes in the period	358,565	23,346	177	(54,706)	91,461	418,845

Balance at the end of the period	¥1,729,972	¥105,603	¥37,056	¥(87,545)	¥(568)	¥1,784,519

	Millions of yen
Six months ended September 30, 2020	Stock acquisition rights	Non- controlling interests	Total net assets

Balance at the beginning of the period	¥2,064	¥62,869	¥10,784,903
Cumulative effects of changes in accounting policies			(41,849)
Restated balance	2,064	62,869	10,743,054
Changes in the period
Issuance of new stock			2,618
Cash dividends			(136,952)
Profit attributable to owners of parent			270,130
Purchase of treasury stock			(21)
Disposal of treasury stock			261
Changes in shareholders’ interest due to transaction with non-controlling interests			(213)
Reversal of land revaluation excess			(161)
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(255)	2,365	420,954

Net changes in the period	(255)	2,365	556,616

Balance at the end of the period	¥1,808	¥65,234	¥11,299,671

Sumitomo Mitsui Financial Group, Inc.

(4) Note on going concern

Not applicable.